Exhibit 99.1

Yandex Agrees Indicative Terms for Purchase of Convertible Notes Following Amendment of Convertible Notes Terms

Moscow, Amsterdam, June 10, 2022 – Yandex N.V. (“Yandex”), a Dutch public limited company and the parent company of one of Europe’s largest internet businesses, has announced that the terms of its $1.25 billion 0.75% Convertible Notes due 2025 (the “Notes”) have been amended and that it has agreed terms with the steering committee of an ad hoc group of noteholders (the “Ad Hoc Group”) for the purchase by Yandex and its subsidiary of Notes from participating noteholders (the “Purchase”). The Ad Hoc Group is being advised by Weil, Gotshal & Manges (London) LLP and Houlihan Lokey EMEA LLP.

The indicative terms of the Purchase provide for a purchase price of $140,000 in cash and 957 Yandex Class A shares for each $200,000 in principal amount of Notes purchased (the “Purchase Price”). Yandex will use its commercially reasonable efforts to deliver the share consideration following the closing of the Purchase when it is permissible for the relevant shares to be delivered and received under applicable laws and regulations. The Yandex group intends to fund the cash component of the Purchase Price primarily by means of a commercial loan in compliance with Russian, United States, United Kingdom, European Union and United Nations laws and regulations.

Yandex intends to implement the Purchase by way of one or more agreements with participating noteholders (each, a “Purchase Agreement”). Yandex expects that each Purchase Agreements will be subject to certain conditions precedent, including the agreement of all definitive documentation required to implement the Purchase, that all necessary authorisations and government approvals will have been obtained for the Purchase and that the consummation of the Purchase will not conflict with any applicable law or regulation. Yandex intends to surrender any Notes purchased by it pursuant to the Purchase to the Principal Paying, Transfer and Conversion Agent for the Notes for cancellation in accordance with the terms and conditions of the Notes (the “Conditions”). The majority of such cancellations are expected to take place immediately after completion of the Purchase, with the remainder taking place when it is permissible to do so in accordance with applicable laws and regulations.

Noteholders holding not less than 75% of the aggregate principal amount of Notes outstanding, acting by extraordinary resolution in accordance with the Trust Deed constituting the Notes between Yandex, as issuer, and BNY Mellon Corporate Trustee Services Limited, as trustee (the “Trustee”), dated March 3, 2020, as supplemented by the Supplemental Trust Deed dated May 3, 2022, and the Second Supplemental Trust Deed dated May 31, 2022 (the “Trust Deed”), have consented to certain modifications to the Conditions and the Trust Deed. Such modifications have been effected by way of a Third Supplemental Trust Deed dated June 6, 2022 and are operative as of such date. The modifications made include the following:

(a)	amending the definition of “Delisting Event Period” in Condition 3 (Definitions) to (a) if prior to June 30, 2022 Yandex or its subsidiaries have purchased economic interests in, and/or cancelled or redeemed an aggregate principal amount of, 75% or more of the Notes originally issued, from August 1, 2022 to August 15, 2022; or (b) in all other cases, from July 16, 2022 to July 29, 2022 (or, in each case, such other period as may be mutually agreed between Yandex and beneficial holders holding a simple majority in aggregate principal amount of Notes outstanding);

(b)	amending Condition 7(a) (Final Redemption) to provide that, if prior to June 30, 2022, Yandex or its subsidiaries have purchased economic interests in, and/or cancelled or redeemed, 75% or more in principal amount of the Notes originally issued, the final maturity date of the Notes will be changed to July 30, 2022 (or such later date as may be mutually agreed between Yandex and beneficial holders holding a simple majority in aggregate principal amount of Notes outstanding), on which date the Notes would become due and payable at a redemption price equal to the Purchase Price (the “Redemption Price”);

(c)	adding a new Condition 7(i) (Issuer Call Option) giving Yandex the right to redeem all but not some only of the Notes at the Redemption Price during the period beginning on the date that Yandex or its subsidiaries have purchased economic interests in, and/or cancelled or redeemed an aggregate principal amount of, 75% or more of the Notes originally issued and ending on July 29, 2022 (or such other period as mutually agreed between Yandex and beneficial holders holding a simple majority in aggregate principal amount of Notes outstanding);

(d)	amending Condition 10 (Events of Default) to provide that, if prior to June 30, 2022, Yandex or its subsidiaries have purchased economic interests in and/or cancelled or redeemed 75% or more in principal amount of the Notes originally issued, acceleration of the Notes by the trustee under the Trust Deed or holders of beneficial interests in the Notes holding at least one-quarter in aggregate principal amount of the Notes outstanding upon the occurrence of an event of default will result in the Notes being due and repayable at the Redemption Price (if not earlier redeemed); and

(e)	amending Condition 15 (Enforcement) and Clause 14.3 (Enforcement) of the Trust Deed to provide that, with effect on and after June 30, 2022, (i) the Trustee shall have no further obligations under the Trust Deed and (ii) beneficial holders of Notes holding at least one-quarter of the aggregate principal amount of the Notes then outstanding shall be entitled to exercise any powers, authorities, rights or discretions expressed to be exercisable by or performed by the Trustee, without the consent of the Trustee (including but not limited to the appointment of a new trustee without the Trustee’s consent), and shall have the right to proceed directly against Yandex to enforce Yandex’s obligations under the Notes including the payment of principal of, or interest on, any of the Notes, or any other sum due to the noteholder from Yandex in relation to the Notes or otherwise, except that, without the Trustee’s consent the beneficial holders of the Notes shall not have the power to take actions that may expose the Trustee to liability, reduce its protections or impose obligations on the Trustee.

For the avoidance of doubt, the amendment to the definition of “Delisting Event Period” described in paragraph (a) above supersedes the amendment to such term that was made pursuant to the Second Supplemental Trust Deed dated May 31, 2022.

The Conditions, as amended, provide that the Class A shares forming part of the Redemption Price will be delivered by Yandex to the Noteholders in uncertificated, book-entry form in Yandex’s share register. Such shares will be delivered only when it is permissible for the relevant shares to be delivered and received under all applicable laws and regulations.

The Trustee has informed Yandex that, based on its interpretation of a determination published on May 31, 2022 by the Office of Foreign Assets Control of the U.S. Department of the Treasury related to the provision of trust services, starting June 7, 2022, it is prohibited from taking actions as trustee in relation to the Notes. Certain of the modifications described above have been made in response to this position taken by the Trustee.

Taking into account the addition of the issuer call option to the Conditions, if Yandex purchases at least 75% of the Notes in the Purchase, Yandex anticipates that all of the Notes will either be purchased or redeemed on or prior to July 29, 2022.

We refer to our public announcements dated March 9, 2022, April 29, 2022 and June 1, 2022, which discuss the redemption right of noteholders as a result of the occurrence of a Delisting Event (as defined in the Conditions).

Yandex asks noteholders who are not part of the Ad Hoc Group to immediately contact Yandex Investor Relations or the financial advisors to Yandex at the respective email addresses indicated below to ensure that such noteholders are included in all future discussions in relation to the Notes.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Financial Advisors to Yandex
E-mail: project.phoenix@alvarezandmarsal.com

Forward Looking Statements

This announcement may include "forward-looking" statements within the meaning of applicable securities laws. Any such statements reflect the current views of the Yandex about further events and performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, and there shall be no sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. This announcement is not an offer for sale of any securities in the United States. The securities mentioned in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) absent registration or an exemption from the applicable registration requirements of the Securities Act. There will be no public offer of the securities in the United States or in any other jurisdiction.

The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement is for information purposes only and is not an offer of securities in any jurisdiction.